FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of February 26, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Signet Group plc

2. Name of scheme

Signet Group plc Sharesave Scheme

3. Period of return:

From 02.08.02                                          To 26.02.03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,590,900 0.5p ordinary shares

5. Number of shares issued / allotted under scheme during period:

2,303,909

6. Balance under scheme not yet issued / allotted at end of period

2,586,991

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

4,055,437 - 09.02.00

2,000,000 - 15.11.00

3,912,000 - 05.12.01

3,300,000 - 04.02.03

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,713,864,366

Contact for queries

Name             Mrs A C Keates

Address         Zenith House, The Hyde, London NW9 6EW

Telephone       0870 90 90 301

Person making the return

Name              Mrs A C Keates

Position          Group Administration Manager

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   February 26, 2003